[LETTERHEAD IVANHOE ENERGY]

September 29, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ivanhoe Energy Inc. Reqistration Withdrawal Request for Schedule 13G/A (Amendment No. 3) File No. 005-59979

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"),  IVANHOE ENERGY INC.  (the "Ivanhoe Energy") hereby respectfully requests withdrawal of the above-referenced amended Schedule 13G.

This withdrawal is requested as a result of a filing erroneously filed on behalf of Ivanhoe Energy, relating to improper EDGAR coding. The Schedule 13G/A (Amendment No. 3) was erroneously filed by Ivanhoe Energy the evening of February 10, with a 6:00am next day posting date.  It was correctly filed the following morning with Ivahoe Mines LTD. named as the subject company.

If you have any questions with respect to this request, please call Andrew J. Foley, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3078.

Sincerely,
IVANHOE ENERGY INC.
By:	/s/ Mary Vincelli
Name: Mary Vincelli Title: Assistant Corporate Secretary

cc:	Andrew J. Foley, Paul, Weiss, Rifkind, Wharton & Garrison LLP